Vishay Precision Group 3 Great Valley Parkway, Suite 150 Malvern, PA 19355

December 26, 2019

VIA EDGAR TRANSMISSION

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E., Washington D.C. 20549

Attention: Beverly A. Singleton and Claire Erlanger

Dear Ms. Singleton and Ms. Erlanger:

As per my telephone conversation with Ms. Erlanger on Monday, December 23, 2019, you have agreed to extend Vishay Precision Group, Inc.’s deadline to respond to the Division of Corporate Finance’s Comment Letter, dated December 23, 2019, to January 17, 2020.

Thank you for your consideration.

Sincerely,

/s/ William M. Clancy
William M. Clancy
Executive Vice President and Chief Financial Officer